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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           M. H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                             Mr. Martin H. Meyerson
                         c/o M. H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 14, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 55301Q 102              SCHEDULE 13D
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1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Martin H. Meyerson
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                              (a)  [ ]
                                                                    (b)  [X]

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3)       SEC USE ONLY


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4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)


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5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)


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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
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                        7)      SOLE VOTING POWER

                                1,234,690
         NUMBER OF     ---------------------------------------------------------
         SHARES         8)      SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY               1,234,690
         EACH          ---------------------------------------------------------
         REPORTING      9)      SOLE DISPOSITIVE POWER
         PERSON
         WITH                   300,000
                       ---------------------------------------------------------
                       10)      SHARED DISPOSITIVE POWER

                                934,690
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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,234,690
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12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)


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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
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14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

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     Martin H. Meyerson hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 15, 1995, as amended by Amendment No. 1 filed with the SEC on February 12, 1999, by Amendment No. 2 filed with the SEC on February 25, 1999, by Amendment No. 3 filed with the SEC on April 23, 1999, by Amendment No. 4 filed with the SEC on November 4, 1999 and as further amended by Amendment No. 5 filed with the SEC on November 25, 2002 (the "Schedule") as follows:

     This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of M. H. MEYERSON & CO., INC., a New Jersey corporation.

     Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

     "Mr. Meyerson beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1,234,690 shares, or 16.6% of the shares of Common Stock outstanding as of January 16, 2003. 275,020 of such shares are issuable pursuant to presently exercisable options under the Company's employee stock option plan."

     Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

     "Mr. Meyerson has sole voting power over 1,234,690 shares of Common Stock and shared voting power over 1,234,690 shares of Common Stock. Mr. Meyerson has sole dispositive power over 300,000 shares of Common Stock and shared dispositive power over 934,690 shares of Common Stock. See Item 6."

     Item 6 of the Schedule is hereby amended by inserting the following text as and for Item 6 thereof:

     "On January 14, 2003, Mr. Meyerson was among the parties entering into a Stockholders' Agreement (the "Stockholders' Agreement") with John P. Leighton ("Leighton"). Pursuant to the Stockholders' Agreement, Mr. Meyerson agreed that during the period commencing on the date of the Stockholders' Agreement and continuing only until the meeting(s) of shareholders considering the matters set forth in clauses (i) through (iii) below have been held (the "Termination Date"), at any meeting of the holders of the shares of Common Stock, however called, or in connection with any written consent of the holders of shares of Common Stock, Mr. Meyerson shall vote (or cause to be voted) the shares of Common Stock entitled to vote and held of record or beneficially owned within the meaning of the Act by Mr. Meyerson, whether owned on January 14, 2003 or thereafter acquired, (i) in favor of the initial election by the stockholders of Leighton and a nominee of his choosing as directors of the Company; (ii) in favor of the adoption of the 2003 Stock Option Plan and the issuance of options to purchase 375,000 shares of Common Stock to Leighton; and (iii) in favor of the issuance of a warrant to purchase 1,000,000 shares of Common Stock to Leighton. Mr. Meyerson agreed not to enter into any agreement or understanding with any person, the effect of which would be inconsistent with or violative of the provisions and agreements described above.

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     In order to secure Mr. Meyerson's obligations under the Stockholders'
Agreement, Mr. Meyerson has granted to, and appointed Leighton and Michael T. Dorsey and any other designee of Leighton, and each of them individually, with full power of substitution and resubstitution, Mr. Meyerson's true and lawful irrevocable proxy to vote Mr. Meyerson's shares of Common Stock entitled to vote, or grant a consent or approval in respect of Mr. Meyerson's shares of Common Stock, on such matters and as indicated above. The proxy terminates automatically on the Termination Date.

     Except as to the matters set forth in clauses (i) through (iii) of the first paragraph of this Item 6, Mr. Meyerson retains sole voting power over 1,234,690 shares of Common Stock.

     Pursuant to the Stockholders' Agreement, Mr. Meyerson agreed that he will not, directly or indirectly, sell, transfer, give, assign, exchange, encumber, pledge, hypothecate or in any way dispose of ("sale or transfer" or "sell or transfer") any shares of Common Stock beneficially owned by him without first offering such shares of Common Stock to Leighton at a purchase price per share of Common Stock equal to the then-current fair market value of the shares of Common Stock.

     In the event that Leighton does not desire to purchase the shares of Common Stock offered to him by Mr. Meyerson, Mr. Meyerson shall be free to sell or transfer the shares of Common Stock that are the subject of the right of first refusal for a period of thirty (30) days, after which time, if Mr. Meyerson wants to sell or transfer such shares of Common Stock, he must re-offer the shares of Common Stock to Leighton.

     Notwithstanding the foregoing, Mr. Meyerson shall have the right to sell or transfer up to an aggregate of One Hundred Thousand (100,000) shares of Common Stock in any twelve (12) month period (but not more than Three Hundred Thousand (300,000) shares of Common Stock in the aggregate while Leighton is the Chief Executive Officer of the Company) without having to offer such shares of Common Stock to Leighton. Shares of Common Stock gifted to family members by Mr. Meyerson where the donee agrees to grant Leighton a right of first refusal to purchase such shares of Common Stock identical to the right of first refusal shall not count towards the 100,000/300,000 limitation set forth above.

     The right of first refusal terminates upon the earlier of (i) Mr. Meyerson's death and (ii) Leighton's ceasing to be a director of the Company.

     Mr. Meyerson agreed that he will not, directly or indirectly: (i) except as contemplated by the Stockholders' Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his shares of Common Stock;
(ii) except as contemplated by the Stockholders' Agreement, grant any proxies or powers of attorney, deposit any of his shares of Common Stock into a voting trust or enter into a voting agreement with respect to any shares of Common Stock; or (iii) take any action that would make any representation or warranty


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of Mr. Meyerson contained in the Stockholders' Agreement untrue or incorrect or have the effect of preventing or impairing Mr. Meyerson from performing his obligations under the Stockholders' Agreement."

     Item 7 of the Schedule is hereby amended by inserting the following text as and for Item 7 thereof:

     "7.    Material to be filed as Exhibits.

            "(a) Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on Schedule I thereto."


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Martin H. Meyerson
                                       --------------------------------------
                                       Martin H. Meyerson

Date:  January 23, 2003


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                                    EXHIBITS

(a) Stockholders' Agreement, dated as of January 14, 2003, by and among John P. Leighton and, severally and not jointly, each of the Stockholders listed on
     Schedule I thereto.


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